

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2018

David Callaway
Chief Executive Officer
TheStreet, Inc.
14 Wall Street
New York, NY 10005

>   **Re: TheStreet, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 26, 2018**
>   **File No. 333-222725**

Dear Mr. Callaway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Karen A. Dempsey
       Orrick, Herrington & Sutcliffe LLP